FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 5, 2010

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

SALE OF SAN LORENZO REFINERY AND PART OF SALES NETWORK

Buenos Aires, May 5, 2010 – Petrobras Energía S.A. (Buenos Aires: PESA, NYSE: PZE) informs that at the meeting held on May 4, 2010, its Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of its refining business in San Lorenzo, Province of Santa Fe, including the loading and unloading facilities and the fuel sales network composed of 360 points of sale and related clients.

The price offered for the before mentioned assets was approximately US$36 million. In addition, on the closing date inventories of oil and related oil products will be sold to Oil Combustibles S.A. in the amount of approximately US$74 million. The total amount of the transaction is estimated at US$110 million.

The estimated term for implementation of the sale is 90 days and is subject to administrative authorizations required under the applicable Argentine law.

The transaction does not include the sale of the Reformer Unit operating at Petrobras Energía S.A.’s Puerto General San Martín Petrochemical Complex.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 05/05/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney